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Exhibit

Exhibit            Description

99                    Announcement on 2019/03/22: UMC announced its subsidiary, HeJian Technology (Suzhou) Co., Ltd., has completed the submission process for A-Share listing application materials

Exhibit 99

UMC announced its subsidiary, HeJian Technology (Suzhou) Co., Ltd., has completed the submission process for A-Share listing application materials

1. Applicant: HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

2. Relationship to the Company and shareholding ratios of subsidiaries:

The Company’s subsidiary; shareholding ratio: 98.14%

3. Date of application for listing: 2019/03/22

4. Name of stock exchange: Shanghai Stock Exchange

5. Any other matters that need to be specified:

This matter has been approved by the Extraordinary General Meeting of United Microelectronics Corporation on 2018/08/20